Filed by Consolidated Graphics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Consolidated Graphics, Inc..

Commission File No.: 001-12631

The following form of Memorandum was sent to certain employees of Consolidated Graphics, Inc. on November 15, 2013.

MEMORANDUM

TO:

FROM:	Joe R. Davis Chief Executive Officer Consolidated Graphics, Inc.

DATE:	November , 2013

RE:	Employee Corporate Reorganization Incentive Plan

You are all aware of the pending acquisition of Consolidated Graphics, Inc. (CGX) by RR Donnelley & Sons Company (“RR Donnelley Acquisition”).  Many of you are probably wondering what this transaction will mean for the future of CGX and you personally.

CGX recognizes that this announcement could be a distraction and that much remains unclear as to how this transition will impact corporate employees. However, the next several months will be a busy time during the transition.  It goes without saying that CGX will need everyone’s best efforts to successfully merge the two commercial printing operations.  Consequently, we want to put your mind at ease and outline certain benefits for certain employees that are now being made available to you.  These benefits and the conditions for such benefits are described below.

After the completion date of the RR Donnelley Acquisition, and for a period of eighteen months after that date, if your employment with CGX or its successor is terminated without cause, you will be entitled to a Termination Payment (defined below). You will not be entitled to a Termination Payment if you voluntarily resign or are terminated for cause. Eligibility for a Termination Payment is conditioned upon the completion of the RR Donnelley Acquisition and, under any circumstance, eligibility for a Termination Payment as described in this Memorandum will cease 18 months after the RR Donnelley Acquisition is completed.

“Termination Payment” shall mean:  Payment of severance in the amount of                  months of your base monthly pay, at your base pay as of the date of termination, subject to your agreement to the terms and conditions of an RR Donnelley severance agreement, which will include a full release of all claims and certain restrictive covenants.

The Termination Payment represents the entire severance payout to which you may be entitled and is in lieu of any other agreement or plan pertaining to any severance payments, including but not limited to the RR Donnelley separation pay plan.

Any Termination Payment will be made to you subject to any and all required withholdings.

Nothing contained in this Memorandum will guarantee employment for a fixed period of time and your employment is and remains at will.

Finally, you are expected to expend your best efforts in carrying out your day-to-day duties and responsibilities and, for the avoidance of doubt, the Company will not have any Termination Payment obligation until the RR Donnelley Acquisition is completed.

Additional Information and Where To Find It

This document relates to a proposed transaction between RR Donnelley and Consolidated Graphics, which will become the subject of a registration statement on Form S-4 and proxy statement/prospectus forming a part thereof, to be filed with the SEC by RR Donnelley and Consolidated Graphics.  This document is not a substitute for the registration statement and proxy statement/prospectus that RR Donnelley and Consolidated Graphics will file with the SEC or any other documents that RR Donnelley or Consolidated Graphics may file with the SEC or send to shareholders of Consolidated Graphics in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF CONSOLIDATED GRAPHICS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY RR DONNELLEY OR CONSOLIDATED GRAPHICS WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by RR Donnelley or Consolidated Graphics with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by RR Donnelley with the SEC will be available free of charge on RR Donnelley’s internet website at http://investor.rrd.com/sec.cfm or by contacting RR Donnelley’s Investor Relations Department at (800) 742-4455.  Copies of the proxy statement/prospectus and other relevant documents filed by Consolidated Graphics with the SEC will be available free of charge on Consolidated Graphics’ internet website at http://investors.cgx.com/phoenix.zhtml?c=78535&p=irol-sec or by contacting Consolidated Graphics’ Investor Relations Department at (713) 787-0977.

No Offer Or Solicitation

This document does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

RR Donnelley, Consolidated Graphics, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of Consolidated Graphics in connection with the proposed transaction.  Information about the directors and executive officers of Consolidated Graphics is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on July 9, 2013.  Information about the directors and executive officers of RR Donnelley is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.